UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 19, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, Rene-Levesque Blvd East, Montreal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: September 19, 2003	By:	(signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated September 19, 2003 - CINAR Strongly Refutes Allegations by Micheline Charest and Ronald Weinberg

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	September 19, 2003

RE	For immediate release

Defamatory and Misleading CINAR STRONGLY REFUTES ALLEGATIONS BY MICHELINE CHAREST AND RONALD WEINBERG

MONTREAL (Quebec) Canada – September 19, 2003 – Faced with new legal action by Micheline Charest and Ronald Weinberg taken against Robert Despres, CINAR Corporation has described the allegations as defamatory and misleading and indicated that it will vigorously protect both the interests of the Company and the people who represent it.

“The allegations of Ms. Charest and Mr.Weinberg are a reckless collection of self-serving half-truths that clearly distort reality,” said Stuart Snyder, President and CEO of CINAR. “They imply that CINAR acted irresponsibly in spending $23.5 million in professional fees since 2000, when those fees had to be incurred to pay forensic accountants, lawyers and other professionals to address the enormous problems caused by the scandals that occurred while they, themselves, were board members and the joint CEOs of the Company.”

Mr. Snyder pointed out that more than 80% of the fees in question, $19.3 million, were incurred in the years 2000 and 2001, before the present board, under the Chairmanship of Robert Despres, took office on April 29, 2002.

In March, 2002, Ms. Charest and Mr. Weinberg agreed to pay $1 million each to the Quebec Securities Commission in relation to the scandals and financial irregularities that occurred during their tenure at CINAR, one of the largest settlements ever paid to the QSC. At the same time, the QSC imposed sanctions on Ms. Charest and Mr. Weinberg prohibiting them from serving as directors and executives of CINAR, its subsidiaries or any company whose securities are traded on a Canadian exchange, for a period of five years. Financial irregularities included the wire transfers of US$108 million to Globe-X in the Bahamas without the authorization of CINAR’s Board.

Since 2002, CINAR has settled all class-action claims brought in Canada and the United States against the Company and certain other defendants following these scandals and financial irregularities. In excess of US$70 million has since been recovered from Globe-X through negotiation and legal action.

In addition, CINAR instituted legal proceedings against Ms. Charest, Mr. Weinberg and Mr. Panju, the Company’s CFO at the time of the scandals, and against certain affiliated companies, claiming an amount of $28.6 million. In January, 2003, the Company amended its claim against Mr. Weinberg and Mr. Panju in order to recuperate $59.3 million resulting from the shortfall from the possible failure of Globe-X Canadiana Limited and Globe-X Management Limited to repay the sums owed.

The Company also settled three other significant lawsuits arising out of the scandals and financial irregularities of Ms. Charest’s and Mr. Weinberg’s time at CINAR. In addition, it succeeded in reinstating relations with Telefilm Canada and in re-establishing the Company’s eligibility for funds or grants from other funding agencies such as the Canadian Television Fund.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

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Information:

Nathalie Bourque Tel.: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.